Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265588

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 12 DATED DECEMBER 20, 2023

TO THE PROSPECTUS DATED APRIL 13, 2023

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated April 13, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose the acquisition of the initial tranche of a to-be-developed single-family residential community.

Closing on the Initial Tranche of Townhomes in a Single-Family Rental Residential Community

On December 15, 2023, we, through a newly-formed subsidiary of the Operating Partnership, closed on an initial tranche of 36 townhomes in a single-family rental residential community under development known as "Fiore" in Venice, Florida. Upon completion, Fiore will contain 126 three-bedroom townhomes, all with high-end unit finishes and community amenities, including a pool and dog park. The total purchase price will be $45,360,000, which equates to $360,000 per townhome. Upon execution of the purchase and sale agreement, we were obligated to deliver a cash deposit in the amount of $9,072,000 to be held in escrow. A portion of the deposit will be applied towards the purchase price for each closing beginning with the second closing. Townhomes will be conveyed to us on a rolling basis in multiple tranches containing approximately 18-36 townhomes per closing. Final completion is expected to occur in August 2024. The acquisition was funded with the proceeds of the sale of shares of our common stock and sale of units of the Operating Partnership.